Exhibit 99.2

Date:              7th August 2009

Our Ref:         OCC/GC/AVC

CONFIDENTIAL

Fosun Industrial Co., Limited

Suite 808,1CBC Tower,

3 Garden Road,

Central,

Hong Kong.

Attn: Mr. Ye WeiYong

Dear Sirs,

BANKING FACILITIES

Standard Chartered Bank (Hong Kong) Limited (the “Bank”) is pleased to offer certain banking facilities including, amongst other facilities, those terms set out in this facility letter (the “Facilities”) to the Customer(s) below for the purposes of general working capital requirement, subject to the Bank’s Standard Terms and Conditions for Banking Facilities and Services attached and the terms and conditions set out in this facility letter.

A.                               CUSTOMER(S):

Fosun Industrial Co., Limited

B.                                 FACILITY LIMITS:

(1) General Banking Facilities

Type(s) of Facility	Facility Limit(s)	Designated Customer(s) and Sub- limit(s), if applicable

Short Term Money Market Loan	USD30,000,000.-	• The Customer

Total Facility Limit:	USD30,000,000.-

Standard Chartered Bank (Hong Kong) Limited

Origination & Client Coverage

Credit Risk Control

11th Floor Standard Chartered Tower

388 Kwun Tong Road Kwun Tong Hong Kong

C.          PRICING AND CONDITIONS:

1.	Short Term Money Market Loan	Interest: 1.8% per annum over the higher of LIBOR or the Bank’s cost of fund, payable at the maturity of each advance or quarterly in arrears if a six month period is selected.

Drawdown: Advance may be drawn in minimum amounts of USD1,000,000.- for periods of 1, 2, 3 or 6 months. Rollover of the advance after 6 months is at the Bank’s discretion. Drawdown notice shall be delivered to the Bank at or before 11:00 a.m. on the proposed drawdown date.

Market Disruption:

1.                If a Market Disruption Event occurs in relation to the Short Term Money Market Loan facility, then the rate of interest of that facility shall be the rate per annum which is the aggregate of:

(a)      1.8% per annum; and

(b)     the rate which expresses as a percentage rate per annum the cost to the Bank of funding that loan from whatever source it may reasonably select.

2.     In this letter:

(a)      “Market Disruption Event” means:

(i)             at or about noon on the Quotation Day the Screen Rate is not available or the Screen Rate is zero or negative, or reasonable and adequate means do not exist for ascertaining LIBOR;

(ii)          matching deposits are not readily available in the relevant Interbank Market; or

(iii)       before close of business in the principal city of the relevant Interbank Market on the Quotation Day, the cost to the Bank of obtaining matching deposits in the relevant Interbank Market would be in excess of LIBOR.

(b)             “Quotation Day” means, in relation to any period for which an interest rate is to be determined two Singapore business days before the first day of that period (as the case may be), or such other period which the Bank decides accords with market practice in the relevant Interbank Market.

(c)              “Screen Rate” means the standard market interest rate for the relevant currency and period displayed on the relevant page of the on-line electronic information service which for the time being the Bank normally uses for obtaining LIBOR.

Handling Fee of Facilities:	USD45,000.- flat, payable upon your signing of this letter, and other handling fee to be mutually agreed and payable on each anniversary of the date of this letter if the Facilities are continuing.

D.          SECURITY AND CONDITIONS PRECEDENT:

The availability of the Facilities is conditional upon the Bank’s receipt of the following documents, items and evidence (both in form and substance) satisfactory to the Bank:

1.       This letter duly executed by the Customer.

2.                     A corporate guarantee dated 23rd October 2008 (as amended from time to time) executed by Fosun International Limited for USD30,000,000.- plus interest and other charges.

3.       A Letter of Comfort issued by Shanghai Fosun Pharmaceutical (Group) Co. Ltd.

4.                     Original/Certified copies of all necessary consents, approvals and other authorisations (including board resolutions) in connection with the execution, delivery and performance of this letter and all other documents mentioned above, if applicable.

5.                     (if any of the facilities referred to in this letter are to be made available by Standard Chartered Bank or other members of the Standard Chartered Group) All such documents, items or evidence with, in favour of or to Standard Chartered Bank or, as the case may be, such member of the Standard Chartered Group as the Bank may request.

6.       Such other documents, items or evidence that the Bank may request from time to time.

E.           COVENANTS AND UNDERTAKINGS:

The Customer undertakes to the Bank that it will:

1.                     procure that all its obligations in connection with the Facilities will at all times rank at least pari passu in terms of security and support (including third party) with all its other present and future obligations.

2.                     not create or permit to exist any mortgage, pledge, lien, charge, assignment or security interest over any of its assets without the prior written consent of the Bank.

3.       promptly submit to the Bank:

•               a certified copy of the audited financial statements of the Customer within 270 days after its financial year end;

•               a certified copy of the audited financial statements of Fosun International Limited within 6 months after its financial year end;

•               a certified copy of the audited financial statements of Shanghai Fosun Pharmaceutical (Group) Co. Ltd. within 180 days after its financial year end; and

•               other information that the Bank may request from time to time.

4.       immediately Inform the Bank:

•               of any change of the Customer’s directors or beneficial shareholders or amendment to its memorandum or articles of association or equivalent constitutional documents;

•               of any substantial change to the general nature of the Customer’s existing business; or

•               if it becomes, or is aware that any of its directors, shareholders, partners or managers becomes, a Related Person (as defined in paragraph 6 of section F of this letter).

5.       remain wholly owned by Shanghai Fosun Pharmaceutical (Group) Co. Ltd.

F.           OTHER TERMS AND CONDITIONS:

1.                      The Facilities are available at the sole discretion of the Bank. The Bank may at any time immediately terminate, cancel or suspend the Facilities or otherwise modify the Facilities without the consent of any party.

2.                      Notwithstanding any provisions stated in this letter, the Facilities are repayable on demand by the Bank. The Bank has the overriding right at any time to require immediate payment and/or cash collateralisation of all or any sums actually or contingently owing to it under the Facilities. This clause 2 does not apply to any factoring facility(ies).

3.                      In addition to any other terms and conditions, the Bank is also authorized to disclose the information relating to each/the Customer’s accounts and business with the Bank to (i) the ultimate holding company and/or any intermediate holding company of each/the Customer; and (ii) any person, body or organisation which the Bank, in its absolute discretion, considers (directly or indirectly) to have an interest (legal or beneficial) in each/the Customer and/or is able (directly or indirectly) to exert control over the conduct of its affairs.

4.                      The Bank’s Standard Terms and Conditions for Banking Facilities and Services (“Standard Terms and Conditions”) attached and/or referred to in this letter forms an integral part of this letter and the Customer agrees to observe and be bound by such Standard Terms and Conditions.

5.                      The terms and conditions set out or referred to in this letter supersede and replace those set out in our letter (if any) previously sent to the Customer(s).

6.                      Please note that section 83 of the Banking Ordinance imposes on the Bank certain limitations on advances to persons (including firms, partnerships and companies) related to its directors, employees with lending authority or controllers (each person so related shall be referred to as a “Related Person”). When acknowledging and accepting this facility letter, you should advise us if you are, or any of your directors, shareholders, partners or managers is, a Related Person within the meaning of the Banking Ordinance. If subsequent to your acceptance of this facility letter, you become, or are aware that any of your directors, shareholders, partners or managers is or becomes, a Related Person, you should immediately advise us in writing.

7.       The Customer acknowledges the following:

(a)                  The Customer has received and read the Bank’s Notice to Customers and Other Individuals relating to the Personal Data (Privacy) Ordinance and the Code of Practice on Consumer Credit Data; and

(b)                 The Customer has, or will, notify each of its Relevant Individuals, the Bank may, in the course of providing banking services to the Customer, receive Customer information in respect of that Relevant Individual.

For the purpose of the above, a “Relevant Individual” is defined as being one of the following (but not limited to) Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, department heads, corporate officers (e.g. authorized signatories, company secretary etc.), directors, major shareholders, beneficial owners, and guarantors (where applicable).

8.       This letter shall be governed by and construed in accordance with the laws of Hong Kong SAR.

Please sign and return to us the enclosed copy of this letter together with the attached Standard Terms and Conditions for Banking Facilities and Services to the Bank’s Credit Risk Control at 11th Floor, Standard Chartered Tower, 388 Kwun Tong Road, Kwun Tong, Kowloon within one month after the date of this letter, failing which this offer shall lapse.

If you have any queries, please feel free to contact the following person:

Queries on	Name	Telephone No.
Banking arrangements	Ms. Sonia So, Associate Director, Relationship Manager, China Corporates, Hong Kong, Global Corporates, Origination & Client Coverage, Wholesale Banking	2821-1313

Yours faithfully,

For and on behalf of

STANDARD CHARTERED BANK (HONG KONG) LIMITED

/s/ Suzanne Lo
Suzanne Lo
Senior Credit Documentation Manager

SLO/EL

Encl.

We agree and accept all the terms and conditions set out above and the Bank’s Standard Terms and Conditions for Banking Facilities and Services attached and/or referred to in this letter, which we have read and understood.

For and on behalf of

FOSUN INDUSTRIAL CO., LIMITED

/s/ Qunbin Wang

We hereby acknowledge the terms of this facility letter and confirm that our respective obligations under each guarantee and security document (as applicable) that we have executed in favour of the Bank will continue in full force and are not and will not be affected, discharged or varied by the execution of this facility letter.

For and on behalf of

FOSUN INTERNATIONAL LIMITED

/s/ Guangchang Guo

Standard Chartered

Standard Terms and Conditions for Banking Facilities and Services - TC2 (04) (For Corporate, Sole Proprietor & Partnership)

Any request or application made by the Customer for the utilisation of the Facilities and/or Services is subject to and on the basis that the Customer has agreed to be bound by the Agreement (as defined below).

1.      Definitions and Interpretation

1.1    In the Agreement:-

“Agreement” means the Standard Terms and Conditions for Banking Facilities and Services (including any supplement) (“Standard Terms and Conditions”), any Facility Letter and any other agreement incorporating the Standard Terms and Conditions;

“Assets” includes present and future properties, revenues and rights of every description;

“Bank” means Standard Chartered Bank (Hong Kong) Limited which includes all its branches and offices wherever situated and its successors and assigns;

“Customer” means the customer(s) specified in the Facility Letter and, as the case may be, any other person(s) who agree to the Standard Terms and Conditions, and where there is more than one Customer, all references to the “Customer” shall mean all such persons or any one or more of them;

“Exchange Rate” means the rate for converting one currency into another currency which the Bank determines to be prevailing in the relevant foreign exchange market at the relevant time, such determination to be conclusive and binding on the Customer;

“Facilities” means the banking facilities (or any part of it) specified in the Facility Letter;

“Facility Letter” means the facility letter(s) (including all its schedules and appendices) issued by the Bank in relation to the Facilities extended by the Bank to the Customer, and includes references to any accession letter executed by any Customer for acceding to the facility Letter;

“HIBOR” means the Hong Kong Interbank Offered Rate quoted by the Bank for the relevant period;

“LIBOR” means the London Interbank Offered Rate quoted by the Bank for the relevant period;

“Prime” means the respective rates which the Bank announces or applies from time to time as its prime rates for lending Hong Kong Dollars and United Stales Dollars;

“SCB” means Standard Chartered Bank (including all its branches), and

“Services” means any banking services provided by the Bank or SCB to the Customer.

1.2    Unless a contrary indication appears, a reference in the Agreement to:-

(a)          a person includes an individual, a company, sole proprietorship, partnership or body unincorporated and its successors and assigns;

(b)         any document includes a reference to that document as amended, varied, supplemented, replaced or restated from time to time; and

(c)          a provision of law is a reference to that provisions as amended or re-enacted.

1.3           The obligations and liabilities of the Customer to the Bank Include all its past, present and future, actual and contingent obligations and liabilities to the Bank, whether incurred alone or Jointly with another.

1.4           Unless the context otherwise requires, words importing the singular include the plural and vice versa and the neuter gender includes the other genders.

1.5           The headings in the Agreement are for convenience only and are to be ignored in construing the Agreement.

2.     Application

2.1            The Standard Terms and Conditions shall apply to any Facilities and Services which the Bank or SCB, in its sole discretion, may agree to make available and provide to such extent and in such manner as the Bank thinks fit.

2.2            The Standard Terms and Conditions shall be subject to such other terms and conditions which may be specified by the Bank and/or SCB from time to time in other documents, agreements or applications.

2.3            In the event of any conflict or inconsistency between the Standard Terms and Conditions and the provisions of any agreement between the Customer and the Bank, the latter shall prevail.

3.      Payments

3.1           All payments by the Customer to the Bank shall be made without any set-off, counterclaim, deduction, withholding or condition of any kind. If the Customer is compelled by law to make any withholding, or deduction, the sum payable by the Customer shall be increased so that the amount actually received by the Bank is the amount it would have received if there had been no such withholding or deduction.

3.2         Payment by the Customer to the Bank shall be in the currency of the relevant liability or, if the Bank so agrees in writing, in a different currency, in which case the conversion to that different currency shall be made at the Exchange Rate. The Customer shall be liable for any shortfall if the converted currency is less than the outstanding liability.

3.3           Any monies paid to the Bank in respect of the Customer’s obligations may be applied in or towards satisfaction of the same or placed to the credit of a suspense account with a view to preserving the Bank’s rights to prove for the whole of the Customer’s outstanding obligations.

3.4           If any payments paid to the Bank in respect of the Customer’s obligations are required to be repaid by virtue of any law relating to insolvency, bankruptcy or liquidation or for any other reason, the Bank shall be entitled to recover such sums from the Customer as if such monies had not been paid.

4.      Drawings Against Uncleared Effects

If the Bank permits the Customer to draw against funds to be collected or transferred from any account(s), the Customer shall on demand reimburse the Bank in full the amount so drawn if the Bank does not receive the funds in full at the time the Bank ought to have received the same or it, after the Bank has accepted the transfer, the Bank is prevented from collecting or freely dealing with the funds in accordance with usual banking practice,

5.      Treasury Facilities

5.1           Any foreign exchange, options, futures, swap or other structured or derivative products (“Treasury Products’) applications will only be considered by the Bank or SCB subject to its receipt of the documentation that the Bank may require from time to time. Any Treasury Products contract will be entered into by the Customer at the rate(s) quoted by the Bank at its absolute discretion.

5.2           The terms Included or referred to in the relevant confirmation Issued by the Bank shall apply to all Treasury Products transactions between the Customer and the Bank.

5.3            The Customer warrants that it will enter into any transaction with the Bank or SCB solely in reliance upon its own judgement and at its own risk, and the Bank shall not be responsible for any loss incurred by the Customer, whether or not acting on advice received from the Bank. The Customer further warrant that he/she understands and is aware of the risks involved.

5.4           The Treasury Products contracts amounts shall be subject to the relevant facility limit(s) (If any) stipulated In the Facility Letter and the risk exposure limit(s) set (either advised or otherwise) by the Bank or SCB from time to time.

5.5           The Bank or SCB may from time to time mark the Customer’s outstanding Treasury Products contracts to market by reference to the prevailing market rate or quotation in order to calculate the Customer’s gain or loss under the contracts. If the Bank or SCB determines that the Customer has incurred a loss under any such contracts by the then prevailing mark-to-market calculation, the Customer shall forthwith pay such sum or deliver such collaterals as required by the Bank to cover such loss.

5.6           The Bank or SCB has the right to close out and/or terminate any or all outstanding Treasury Products contracts of the Customer if:

(a)          the Customer falls to perform any terms of the Agreement including its default in payment;

(b)         the outstanding contracts amounts exceed the facility limit(s) (if any) or the Bank’s risk exposure limit(s);

(c)          the Customer shall become insolvent or generally suspended payment of any debt when due or subject to any bankruptcy or winding-up petition; or

(d)         any circumstances have arisen or continued which, in the Bank’s opinion, might adversely affect the Bank’s position under the relevant contracts.

Upon closing-out or termination of the Treasury Products contracts, the Customer shall pay to the Bank or SCB any loss incurred under those contracts. Such loss shall be determined by the Bank or SCB (acting in good faith) based on the replacement market value of the contracts so closed-out or terminated, which determination shall be binding and conclusive on the Customer.

6.      Security

6.1            The Bank holds all Assets of the Customer including those Assets held to the Bank’s order or for account of the Customer (whether for safe custody, collection, security or for any specific purpose or generally) as continuing security for the payment and discharge of all the Customer’s obligations and liabilities to the Bank.

6.2            The Bank may (at any time, without prior notice to the Customer or any other person and in such manner as the Bank thinks fit) sell, dispose of or otherwise deal with any of the Assets of the Customer the subject of the security hereby created.

6.3            The Bank may apply the net proceeds of any sale, disposition or dealing in or towards discharge of the Customer’s obligations to the Bank in whatever priority that the Bank may determine.

6.4    The Customer shall, upon demand by the Bank:

(a) provide such further security in form and value as may be required in the opinion, of the Bank sufficient to secure any of the Customer’s obligations to the Bank; and

(b) execute and deliver to the Bank any documents in form and substance satisfactory to the Bank over any of the Customer’s Assets as the Bank specifies in any such demand.

6.5            Save for gross negligence or wilful default, the Bank shall not be liable for any loss or damages or depreciation in value of any security granted in favour of the Bank due to the Bank’s exercise of any of its rights over any security.

7.      Interest

7.1           The Bank shall charge Interest on any sum(s) outstanding or owing by the Customer from time to time. Unless otherwise specified, interest will accrue on a daily basis and shall be calculated, compounded and payable on such basis and in such manner as the Bank may determine at its absolute discretion.

7.2           Unless otherwise stipulated, a default rate of 8% per annum over Prime or the Bank’s cost of funding, whichever is higher, will apply to amounts not paid when due or in excess of any facility limit.

8.      Cost and expenses

8.1    The Customer shall pay to the Bank on demand the commissions, lees and charges in connection with the Facilities and/or Services (including Insurance cover) at the rates and in the amount and manner stipulated by the Bank. The Customer shall indemnify against the Bank for all costs and expenses (including legal costs on a full indemnity basis) in connection with the performance.

perfection or enforcement of or preservation of rights under the Agreement or any security provided by the Customer or any third party in respect of the Customer’s obligations to the Bank.

8.2                   In the event of any prepayment of the Facilities, the Customer shall on demand fully reimburse and indemnity the Bank for the costs incurred by the Bank as a result of the prepayment. Such costs include all costs, losses, liabilities and expenses incurred or suffered by the Bank in cancelling, terminating and unwinding any arrangements previously effected by the Bank to secure funding of the Facilities concerned.

8.3                   The costs and expenses are payable by the Customer notwithstanding that the Customer’s applications for the Facilities are not accepted or the Facilities are cancelled, modified or withdrawn at any time before completion of the relevant transaction.

9.                         Insurance and Valuation

9.1                   The Customer shall maintain insurance coverage against loss and damages (Insurable value and types of risks are determined by the Bank from time to time) with insurance companies acceptable to the Bank with respect to Assets in which the Bank has an Interest failing which the Bank may cover the Insurance at the expense of the Customer.

9.2                   The Bank’s Interest shall be duty noted on the policies or relevant insurance documents and the amount due under any insurance shall be paid to the Bank. The Customer shall, upon request, lodge with the Bank all evidence of such insurance.

9.3                   For any properties charged to the Bank, a full valuation report is required before the Facilities are utilized and an updated valuation report is required at any time that the Bank may think fit. All the valuation fees are for the account of the Customer.

10.                   Indemnity

10.1             The Customer shall indemnify the Bank and keep the Bank Indemnified against all claims, demands, actions, liabilities, damages, costs, losses and expenses or other consequences which may arise or result from providing the Facilities or Services to the Customer.

10.2             The Customer shall, upon request by the Bank, forthwith appear and defend at its own cost and expense any action which may be brought against the Bank in connection with the Facilities or Services provided by the Bank to the Customer.

10.3             The Customer shall indemnify and forthwith reimburse the Bank for all payments, claims, demands, actions, losses incurred or suffered by the Bank as a result of the Bank giving any guarantee, indemnify and/or other payment undertaking issued at the request or for the account of the Customer.

11.                   Set-Off

11.1             The Bank may, at any time and without notice, combine or consolidate all the Customer’s accounts (whether sole or joint) with the Bank, SCB, the holding company or subsidiaries or associated companies of SCB and apply any credit balance (whether matured or not) to which the Customer is entitled in or towards satisfaction of any obligation (whether or not matured, actual, future, contingent, unliquidated or unascertained) owed by the Customer to the Bank or SCB, regardless of the currency, the place of payment or the office through which the Bank is acting.

11.2             For this purpose, the Bank is authorised to purchase, at the Exchange Rate, such other currencies as may be necessary to effect such application with the monies standing to the credit of such accounts. The Customer shall be liable for any shortfall if the converted currency is less than the outstanding liability.

11.3             If any of the Customer’s obligations and liabilities owed to the Bank is unliquidated or unascertained, the Bank may set off an amount estimated by it in good faith to be the amount of that obligation.

12.                   Lien and Power of Sale

The Bank shall have a lien on all property of the Customer coming into the possession or control of the Bank, for custody or any other reason and whether or not in the ordinary course of banking business, with power for the Bank to sell such property to satisfy any obligations owed by the Customer to the Bank.

13.                   Disclosure

13.1             Any personal data relating to the Customer may be used and disclosed for such purposes and to such persons (whether the recipient is located in Hong Kong SAR or another country, or in a country that does not offer the same level of data protection as Hong Kong SAR) in accordance with the Bank’s policies on the use and disclosure of personal data. Such policies are set out in statements, circulars, terms and conditions or notices made available by the Bank to its customers from time to time. The collected data may be used in connection with matching procedures (as defined in the Personal Data (Privacy) Ordinance). (This sub-clause does not apply if the Customer is a limited company.)

13.2             The Bank is authorized to disclose and transfer from time to time all information in connection with the Customer’s accounts and business with the Bank (including credit balances and any security given) to all or any of the following persons (whether in or outside Hong Kong SAR):

(a)          SCB, the holding company of SCB and any of the offices, branches, divisions, related companies or associates of SCB or the Bank:

(b)         any actual or proposed participant or sub-participant in, or assignee or novatee of the Bank’s right in relation to the Facilities and/or Customer’s accounts:

(c)          agent, contractor or third party service provider which provides services of any kind to the Bank or SCB in connection with the operation of its business: and

(d)         any financial institution with which the Customer has or proposes to have dealings to enable credit checks to be conducted on the Customer.

The Customer also consents to the disclosure of any of its information by the Bank or SCB if required or permitted to do so by any law, regulation, court order or any regulatory authority in any jurisdiction.

14.                   Customer’s Consent

The Customer consents and acknowledges that the Bank may provide the Customer’s information to any proposed or actual individual guarantor or other security provider (or their solicitors) in respect of any credit facilities extended to the Customer, including (without limitation):

(a)          any financial information concerning the Customer;

(b)         a copy of the contract evidencing the obligations to be guaranteed or secured or a summary of such contract;

(c)          a copy of any formal demand for overdue payment which may be sent to the Customer after it has failed to settle an overdue amount; and

(d)         from time to time on request by the proposed or actual guarantor or security provider, a copy of the Customer’s latest statement of account or other information showing the financial status of the Customer and/or credit facilities extended to the Customer.

15.                   Authorisation

15.1             The Customer hereby authorises the Bank to appoint any other person (including correspondent, agent or third party contractor) in relation to the Facilities and Services and the Bank may delegate any of its powers in the Agreement to such person.

15.2             To secure due performance of obligations by the Customer under the Agreement, the Customer irrevocably and unconditionally authorises the Bank to be the Customer’s true and lawful representative (with full power of delegation and substitution) to execute, sign and do all documents, acts and things (in the name of the Customer or otherwise) for carrying out any of the Customer’s obligations or for exercising the Bank’s rights under the Agreement.

15.3             The Customer irrevocably authorises the Bank to debit any of its accounts maintained with the Bank for any sums due or owing to the Bank.

16.                   Statement by the Bank

A statement issued by the Bank as to the amount at any time owing by the Customer to the Bank, save for manifest error, shall be conclusive evidance for all purposes.

17.                   Limitation on Liability

The Bank, its agent and correspondent shall not be liable to the Customer for any action taken or not taken by them unless directly caused by their gross negligence or wilful misconduct.

18.                   Continuing Agreement, Waivers and Remedies

This is a continuing agreement and the rights of the Bank hereunder:-

(a)          may be exercised as often as necessary;

(b)         are cumulative and not exclusive of its rights under any other agreement and the general law; and

(c)          may be waived only in writing and specifically.

Delay in exercising or non-exercise of any such rights is not a waiver of that right.

19.                   Severability

If any provision of the Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect the legality, validity or enforceability of any other provision of the Agreement or the legality, validity or enforceability of such provision in any other jurisdiction.

20.                   Variation

The Bank may, at its absolute discretion, by notice to the Customer vary, amend or supplement any of the terms of the Agreement (including without limitation, the basis of calculation of any interest, charges, commissions or fees). Such variation, amendment or supplement shall take effect on the date of the notice setting out details of such variation, amendment or supplement or, if later, the data specified in the notice.

21.                   Change in Constitution or Partnership

21.1             All securities, agreements, obligations given or undertaken by the Customer shall continue to be valid and binding notwithstanding any change in the constitution of the Customer or the Bank, by amalgamation, consolidation, reconstruction or otherwise.

21.2             If the Customer is a partnership, the dissolution of the partnership for any reason shall not affect the liabilities of the Customer as partner(s) until the Bank receives written notice from the Customer to such effect but no notice shall effect the Customer’s liability for any transaction made prior to the Banks receipt of such notice.

21.3             In the case of the death of a partner, the liability of the estate of the deceased partner to the Bank shall cease only with regard to transactions made with the Bank subsequent to the receipt by the Bank of written notice of the death of the deceased partner.

22.                   Assignment

22.1             The Customer may not assign or transfer all or any of its rights, benefits or obligations under or referred to in the Agreement without the Bank’s prior written consent.

22.2             The Bank may at any time assign or transfer to any person all or any of its rights, benefits or obligations under or referred to in the Agreement or change its lending office.

23.                   Notices

23.1             Any notice given by the Bank to the Customer shall be deemed to have been received:-

(a)          if delivered personally, at the time of delivery;

(b)         if sent by post, two or seven working days after posting to an address in Hong Kong SAR or overseas respectively; and

(c)          if by facsimile, at the time of transmission.

23.2             The address and/or facsimile number of the Customer are those set out in the Facility Letter or any other agreement(s) submitted by the Customer or those last known to the Bank.

23.3             Any notice by the Customer to the Bank shall be in writing and shall be deemed to have been given only on actual receipt.

24.                   Governing Law and Jurisdiction

24.1             The Agreement is governed by and shall be construed in accordance with the laws of Hong Kong SAR. The Customer hereby irrevocably submits to the non-exclusive jurisdiction of the Hong Kong SAR courts.

24.2             If the Customer is not ordinarily resident in Hong Kong SAR or a company incorporated under the laws of Hong Kong SAR or a foreign company registered under the Companies Ordinance (Cap.32, Laws of Hong Kong), the Customer hereby appoints a process agent (as notified to the Bank) to accept service of any legal process in Hong Kong SAR on behalf of the Customer in connection with the Agreement. The Customer agrees that any writ, summons, order, judgment or other document shall be deemed duly and sufficiently served on the Customer when left at or sent by post to the address of the process agent last known to the Bank. The foregoing shall not limit the Bank’s right to serve process on the Customer by any other mode of service.

Standard

Chartered

STANDARD CHARTERED BANK (HONG KONG) LIMITED (the “Bank”)

Notice to Customers and Other Individuals relating to

the Personal Data (Privacy) Ordinance (the “Ordinance”)

and the Code of Practice on Consumer Credit Data

(a)          From time to time, It is necessary for personal customers and various other individuals (including without limitation applicants for banking services and facilities, sureties, referees, corporate officers and managers, suppliers, contractors, service providers and other contractual counterparties) (“data subjects”) to supply the Bank with data in connection with various matters such as the opening or continuation of accounts and the establishment or continuation of banking facilities or provision of banking services by the Bank, or the provision of supplies or services to the Bank and its customers.

(b)         Failure to supply such data may result in the Bank being unable to open or continue accounts or establish or continue banking facilities or provide banking services, or accept or continue with the provision of supplies or services to the Bank and its customers.

(c)          It is also the case that data are collected from data subjects in the ordinary course of the continuation of the Bank’s relationships with them, for example, when customers write cheques or deposit money.

(d)        The purposes for which data relating to a data subject may be used will vary depending on the nature of the data subject’s relationship with the Bank, Broadly, they may comprise all or any one or more of the following purposes:

(i)                  the processing of applications for banking services and facilities;

(ii)               the daily operation of the services and facilities provided by or to the Bank or to its customers;

(iii)            conducting credit checks;

(iv)           assisting other financial institutions to conduct credit checks and collect debts;

(v)              ensuring ongoing credit worthiness of data subjects;

(vi)           designing financial services or related products for customers’ use;

(vii)        marketing services or products of the Bank and/or selected companies;

(viii)     determining the amount of indebtedness owed to or by data subjects;

(ix)             the enforcement of data subjects’ obligations, including without limitation the collection of amounts outstanding from data subjects and those providing security for data subjects’ obligations;

(x)                meeting the requirements to make disclosure under the requirements of any law binding on the Bank or any of its branches or the requirements of all statutory and regulatory authorities having jurisdiction over the Bank or any of its branches, whether or not the requirement has the force of law;

(xi)             enabling an actual or potential assignee of the Bank, or participant or sub-participant or the Bank’s rights in respect of the data subject, to evaluate the transaction intended to be the subject of the assignment, participation or sub-participation; and

(xii)          purposes relating thereto.

(e)         Data held by the Bank relating to a data subject will be kept confidential but the Bank may provide such information to the following parties (whether within or outside the Hong Kong Special Administrative Region) for the purposes set out in paragraph (d):

(i)             any agent, contractor or third party service provider who provides administrative; telecommunications, computer, payment or securities clearing or other services to the Bank in connection with the operation of its business:

(ii)          any other person under a duty of confidentiality to the Bank including a group company of Standard Chartered Bank which has undertaken to keep such information confidential;

(iii)       the drawee bank providing a copy of a paid cheque (which may contain information about the payee) to the drawer:

(iv)      credit reference agencies and, in the event of default, to debt collection agencies;

(v)         any person to whom the Bank is under an obligation to make disclosure under the requirements of any law binding on the Bank or any of its branches or the requirements of all statutory and regulatory authorities having jurisdiction over the Bank or any of its branches, whether or not the requirement has the force of law;

(vi)      any actual or proposed assignee of the Bank or participant or sub-participant or transferee of the Bank’s rights in respect of the data subject; and

(vii)   selected companies for the purpose of informing customers of services which the Bank believes will be of interest to customers.

(f)           Under and in accordance with the terms of the Ordinance and the Code of Practice on Consumer Credit Data approved and issued under the Ordinance, any individual has the right:

(i)           to check whether the Bank holds data about him and of access to such data;

(ii)       to require the Bank to correct any data relating to him which is inaccurate;

(iii)    to ascertain the Bank’s policies and practices in relation to data and to be informed of the kind of personal data held by the Bank;

(iv)    in relation to consumer credit, to request to be informed which items of data are routinely disclosed to credit reference agencies or debt collection agencies, and be provided with further information to enable the making of an access or correction request to the relevant credit reference agency or debt collection agency; and

(v)       in relation to consumer credit data which has been provided by the Bank to a credit reference agency, to instruct the Bank upon termination of an account by full repayment to make a request to the credit reference agency to delete such data from its database, as long as the instruction is given within 5 years of termination and at no time the account has had a default of payment lasting in excess of 60 days within 5 years immediately before account termination, in the event the account has had a default of payment lasting in excess of 60 days, the data may be retained by the credit reference agency until the expiry of 5 years from the date of final settlement of the amount in default or 5 years from the data of discharge of the individual’s bankruptcy as notified to the credit reference agency whichever is earlier.

(g)        The Bank may have obtained a credit report on the customer and any of its sureties from a credit reference agency in considering any application for credit. In the event the customer or any of its sureties wishes to access the credit report, the Bank will advise the contact details of the relevant credit reference agency.

(h)         Furthermore, the Bank may from time to time access data about a customer and any of its sureties held with a credit reference agency in the course of a review of its facilities so as of facilitate the Bank’s consideration of all or any one or more of the matters specified below:

(i)          an increase in the credit amount;

(ii)       the curtailing of credit (including the cancellation of credit or a decrease in the credit amount); and

(iii)    the putting in place or the implementation of a scheme of arrangement with the customer.

(i)             In accordance with the terms of the Ordinance, the Bank has the right lo charge a reasonable lee for the processing of any data access request.

(j)             Data of a data subject may be processed, kept and transferred or disclosed in and to any country as the Bank or any person who has obtained such data from the Bank referred to in (o) above considers appropriate. Such data may also be released or disclosed in accordance with the local practices and laws, rules and regulations (including any governmental acts and orders) in such country.

(k)          The person to whom requests for access to or correction of data held by the Bank, or for Information regarding the Bank’s data policies and practices and kinds of data held by the Bank are to be addressed is as follows:

The Data Protection Officer
STANDARD CHARTERED BANK (HONG KONG) LIMITED
GPO Box 21, Hong Kong

(l)             Nothing in this Notice shall limit the rights of data subjects under the Ordinance.

Should there be any inconsistencies between the English and Chinese versions, the English version shall prevail. April 2007